July 16, 2021	Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Maryse Mills-Apenteng and Mr. James Lopez

Re:	Belpointe PREP, LLC
Registration Statement on Form S-11
Filed April 22, 2021
File No. 337-03128

Dear Ms. Mills-Apenteng and Mr. Lopez:

On behalf of Belpointe PREP, LLC, a Delaware corporation (the “Company”), we are filing this letter in response to a letter, dated May 19, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-03128), filed with the Commission on April 22, 2021 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is filing via EDGAR an amendment to the Registration Statement (the “Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by overnight courier three copies of Amendment No. 1 marked to show changes from the Registration Statement as originally filed.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Exhibit 23.1

Consent of independent registered public accounting firm, page 1

1.	The auditor’s consent indicates that the beginning period of the financial statements is January 24, 2021 instead of January 24, 2020. Please have your

Ms. Maryse Mills-Apenteng and Mr. James Lopez Securities and Exchange Commission Division of Corporation Finance July 16, 2021 Page 2

auditor revise its consent with the correct date for the beginning period of the financial statements.

In response to the Staff’s comment, the Company’s auditors have revised their consent with the correct date for the beginning period of the financial statements.

Certain relationships and related person transactions

Belpointe REIT transaction, page 96

2.	We note that concurrent with this offering, you will conduct a tender offer to acquire control of Belpointe REIT, Inc. (Belpointe REIT), an affiliate of the manager and sponsor. Also, we note your plan is to acquire the entire equity interest in Belpointe REIT. Please tell us what consideration you gave to providing Belpointe REIT’s separate audited financial statements. In your response, tell us whether you believe Belpointe REIT is a predecessor as defined by Regulation C Rule 405 and tell us the basis for your conclusion. Finally, please tell us what consideration you gave to providing pro forma financial statements to show the impact of the transaction on your historical financial statements.

At this time, we do not believe that Belpointe REIT is a predecessor to the Company. Rule 405 of Regulation C defines “predecessor” by reference to transactions that have been completed (“predecessor means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions …” (emphasis added)). As of the date of this letter the proposed transaction with Belpointe REIT remains pending and there are still a number of conditions that must be satisfied prior to its closing. Notwithstanding the forgoing, as the minimum tender condition was satisfied on June 18, 2021, and the Company believes it is probable that the transaction will close in the near term, the Company has revised Amendment No. 1 to include both separate audited and interim financial statements of Belpointe REIT and pro forma financial statements to show the impact of the transaction on its historical financial statements.

Ms. Maryse Mills-Apenteng and Mr. James Lopez Securities and Exchange Commission Division of Corporation Finance July 16, 2021 Page 3

Note 5 – Real Estate, Net

Acquisition of real estate, page F-12

3.	For each property acquired, or probable of acquisition, during 2020 and 2021, please address the following.
•	Tell us whether any of the properties acquired or probable of acquisition are significant in accordance with Rule 3-14 of Regulation S-X.
•	Clarify for us whether the property has a rental history.
•	Tell us whether any of the properties were acquired from a common seller or if they would otherwise be considered related for purposes of applying the significance test under Rule 3-14.
•	With respect to the 980 8th Avenue South - Nashville Tennessee property under contract as of February 24, 2021, clarify for us whether you consider the acquisition to be probable and the basis for your conclusion.
•	Tell us what consideration you gave to providing pro forma financial statements to show the impact of acquisitions and probable acquisition as applicable.

As described in the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) Section 2305.1, Rule 3-14 is limited to the acquisition or probable acquisition of significant “real estate operations.” Under Rule 3-14(a)(2)(i) real estate operations mean a “business,” as defined in Rule 11-01(d), that generates substantially all of its revenues through the leasing of real property.

The significance of real estate operations acquired or probable of acquisition are determined using the investment test condition specified in the definition of significant subsidiary in Rule 1-02(w)(1)(i), as modified by paragraph (2)(b) of Rule 3-14. As so modified, Rule 1-02(w)(1)(i) provides in relevant part that an acquisition is significant if it exceeds 20% of the total consolidated assets of a registrant as of the end of the registrant’s most recently completed fiscal year. However, if a company has not completed its first fiscal year, FRM Section 2315.2, Significance Implementation – In Existence for Less Than One Year, provides significance should be measured based on the most recent audited balance sheet

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filed with the Commission. In addition, the FRM provides for adapted significance tests for blind pool offerings and REIT formation transactions.

2020 Acquisitions

The Company was formed on January 24, 2020 and confidentially filed its initial draft registration statement for a blind pool real estate offering with the Commission on April 16, 2020. Thereafter, on October 28, 2020, the Company decided to commence operations. At that time, the Company’s most recent audited balance sheet on file with the Commission, dated February 29, 2020, reflected consolidated assets of $10,000.

On October 30, 2020, having no significant prior operations, the Company, through indirect majority-owned subsidiaries, completed the acquisition of three properties. None of the properties were acquired from a common seller or if would otherwise be considered related for purposes of applying the significance test under Rule 3-14.

Each of the three properties either falls outside of the scope of Rule 3-14 altogether—as an acquisition of land rather than real estate operations constituting a business—or, in addition to failing to meet the significance test under Rule 3-14, falls within an exception to the financial statement requirement under the FRM. Given that, at the time of the acquisitions, the Company had no significant prior operations and its most recent audited balance sheet reflected consolidated assets of $10,000, the Company analyzed the significance of the acquired properties pursuant to the Section 2335.1, Test of Significance in an IPO, using a denominator of $52,408,000, representing the total approximate costs of properties acquired immediately prior to filing its initial registration statement on April 21, 2021 (the “Filing Date”), plus properties to be acquired upon closing of the IPO or identified as probable future acquisitions, each determined as of the Filing Date.

1700 Main Street – Sarasota, Florida

1700 Main Street and 1718 Main Street is a 1.3-acre site, consisting of a former gas station, a three-story office building with parking lot with a one-story retail building, located in Sarasota, Florida (together “1700 Main”). The Company anticipates demolishing certain of the existing structures on 1700 Main and redeveloping the entire property into a 168-apartment home community with

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approximately 7,000 square feet of retail space. 1700 Main was acquired for an aggregate approximate purchase price of $6,909,000, inclusive of transaction costs, accordingly, was found to be insignificant under Rule 3-14 ($6,909,000 / $52,408,000 = 13.18%).

1701-1710 Ringling Boulevard – Sarasota, Florida

1701-1710 Ringling Boulevard consists of a 1.62-acre site, consisting of a six-story previously owner-occupied office building (“1701 Ringling”) with parking lot (“1710 Ringling”), located in Sarasota, Florida, for an aggregate approximate purchase price of $6,774,000, inclusive of transaction costs. 1710 Ringling has no rental history and, as an acquisition of land only, falls outside of the scope of Rule 3-14. 1701 Ringling has no rental history and, as an acquisition of a previously owner-occupied property, financial statements are not required pursuant to FRM 2330.10, Exception for Properties with No or Nominal Leasing History.

1000 First Avenue North – St. Petersburg, Florida

1000 First Avenue North consists of several parcels, comprising 1.6-acres of land, located in St. Petersburg, Florida (“902-1020 First”), for an approximate purchase price of $12,060,000, inclusive of transaction costs. 902-1020 First has no rental history and, as an acquisition of land only, falls outside of the scope of Rule 3-14.

2021 Acquisitions

The Company acquired four properties in 2021 and currently has no probable acquisitions. None of the properties acquired, individually or in the aggregate, were significant under Rule 3-14 or acquired from a common seller or otherwise be considered related for purposes of applying the significance test under Rule 3-14. The Company analyzed the significance of the acquired properties pursuant to FRM Section 2335.1, Test of Significance in an IPO, and FRM Section 2335.2, Tests of Significant After an IPO, using a denominator of $52,408,000, representing the total approximate costs of properties acquired immediately prior to the Filing Date, plus properties to be acquired upon closing of the IPO or identified as probable future acquisitions, each determined as of the Filing Date.

900 First Avenue North – St. Petersburg, Florida

On March 21, 2021, the Company, through an indirect majority-owned subsidiary, completed the acquisition of an additional parcel consisting of a two-tenant retail building, located in St. Petersburg, Florida (“900 First”), for a purchase price of approximately $2,427,000, inclusive of transaction costs. 900 First has a rental

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history, however, was found to be insignificant under Rule 3-14 ($2,427,000 / $52,408,000 = 13.18%).

1900 Fruitville Road – Sarasota Florida

On May 7, 2021, the Company, through an indirect majority-owned subsidiary, completed the acquisition of a 1.205-acre site, consisting of a fully leased retail building and parking lot located in Sarasota, Florida (“1900 Fruitville”), for a purchase price of approximately $4,650,000, exclusive of transaction costs. The Company’s investments in and advances to 1900 Fruitville do not exceed 20% of the total consolidated assets of the Company as of its fiscal year ended December 31, 2020. 1900 Fruitville has a rental history; however, in addition to not meeting the significance test, the prior rental revenues and operating costs—related to retail space—are not representative of the new property—part of an apartment home community—to be built commencing later this year and, accordingly, the Company omitted financial statements in reliance on FRM 2330.09, Exception for Demolition.

900 8th Avenue South – Nashville, Tennessee

The Company has revised Amendment No. 1 to reflect that on May 28, 2021, the Company, through an indirect majority-owned subsidiary, completed the acquisition of a 3.17-acre land assemblage, consisting of a few small unleased buildings, parking lots and open lots, located in Nashville, Tennessee (together “900 8th Avenue South”), for an approximate purchase price of $19,588,000, inclusive of transaction costs. The Company anticipates demolishing 900 8th Avenue South and redeveloping it into an approximately 260-apartment home community with approximately 17,000 square feet of retail space. 900 8th Avenue South has no rental history. The Company omitted financial statements in reliance on FRM 2330.09, Exception for Demolition.

Storrs Road, Connecticut

On July 15, 2021, the Company, through an indirect majority-owned subsidiary, completed the acquisition of a 9-acre parcel of land located in Storrs, Connecticut (“Storrs Road”), for an approximate purchase price of $135,000. Storrs Road falls outside of the scope of Rule 3-14 altogether—as an acquisition of land rather than real estate operations constituting a business.

Ms. Maryse Mills-Apenteng and Mr. James Lopez Securities and Exchange Commission Division of Corporation Finance July 16, 2021 Page 7

Pro Forma Financial Statements

The Company has revised Amendment No. 1 to include unaudited consolidated financial statements as of and for the three months ended March 31, 2021, as well as pro forma financial statements to show the impact of the probable Belpointe REIT transaction on its historical financial statements, which is now deemed probable, together these revisions show the impact of all of acquisitions by the Company through the date of this letter.

Should you have any questions or if you would like any additional clarification in respect of the Company’s responses, please do not hesitate to contact me at (212) 899-9781.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

Vanessa Schoenthaler

Encl.
cc: Brandon E. Lacoff, Belpointe PREP, LLC